EXHIBIT 99.3

SurModics, Inc. Announces Management Changes

Company Reaffirms that Results are on Track

EDEN PRAIRIE, Minn. — Feb. 11, 2003 — SurModics, Inc. (Nasdaq: SRDX), a leading provider of surface modification coatings for medical devices, today announced that Chief Financial Officer Steve Hathaway is resigning to accept a new position. The Company also said that President Jim Powell, who has contemplated retiring for some time, has decided to do so but the precise date of his departure has not yet been determined.

     Hathaway will leave SurModics by the end of February to become chief financial officer of TomoTherapy, Incorporated, a Madison, Wisconsin-based emerging medical company that is commercializing a new device to improve radiotherapy treatments for cancer patients. “I want to thank both Steve and Jim for their contributions to SurModics,” said Dale Olseth, the Company’s chairman and chief executive officer. “SurModics is in excellent condition. Our largest customer will soon enter the U.S. market with a drug-eluting stent, and SurModics is debt-free with substantial cash reserves.”

     Olseth added that the Company’s business prospects and guidance remain unchanged. For the fiscal second quarter ending March 31, SurModics expects revenue growth in the 20 to 25% range with net income growth in the 25 to 30% range. Guidance for the fiscal year remains annual revenue growth of at least 25% with higher net income growth.

     “We will move quickly to fill these important positions,” Olseth concluded.

Forward-Looking Statements

Certain statements contained in this press release are considered “forward-looking statements” which provide current expectations or forecasts of future events, including the Company’s expectations regarding the growth in royalties, revenues and earnings, the impact of revenue from Cordis Corporation, and future product introductions. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements involve a variety of risks and uncertainties, known and unknown. Important factors that could cause actual results to differ from expected or historic results include, among others, the Company’s ability to attract new licensees and to enter into agreements for additional applications with existing licensees, the willingness of potential customers to sign license agreements under the terms offered by the Company, the Company’s ability to maintain satisfactory relationships with its licensees, the success of ongoing development projects and outcome of human clinical studies, the success of existing licensees in selling products incorporating the Company’s technology, strategies of licensees, market demand, new product development, intellectual property protection, the Company’s ability to manage its growth, and general economic factors. Investors are advised to consult any further disclosures by the Company on this subject in its filings with the Securities and Exchange Commission.

About SurModics, Inc.

SurModics, Inc., a leading provider of surface modification technology, licenses its patented coating technologies to medical device manufacturers around the world. A significant portion of SurModics’ revenue is generated through royalties on the sale of coated products. SurModics’ Internet address is www.surmodics.com.

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